Exhibit 99.1

ETC M-A Acquisition LLC
Financial Statements
As of June 30, 2019 and December 31, 2018
Three and Six Months Ended June 30, 2019 and 2018

ETC M-A Acquisition LLC

ETC M-A Acquisition LLC
Balance Sheets
(Dollars in millions)
(unaudited)

	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Advances to affiliated companies	$117	$87
Total current assets	117	87

Investment in unconsolidated affiliate	458	210
Total assets	$575	$297

LIABILITIES AND EQUITY
Current liabilities:
Accrued and other current liabilities	$3	$3
Total current liabilities	3	3

Commitments and contingencies

Equity:
Member’s equity	572	294
Total equity	572	294
Total liabilities and equity	$575	$297

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statements of Operations
(Dollars in millions)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Income (loss) from unconsolidated affiliate	$12	$7	$23	$(38)
Net income (loss)	$12	$7	$23	$(38)

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statements of Equity
(Dollars in millions)
(unaudited)

Total
Balance, December 31, 2018	$294
Net income	11
Contribution from ETO	255
Balance, March 31, 2019	560
Net income	12
Balance, June 30, 2019	$572

Balance, December 31, 2017	$331
Net loss	(45)
Balance, March 31, 2018	286
Net income	7
Balance, June 30, 2018	$293

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statements of Cash Flows
(Dollars in millions)
(unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$23	$(38)
Reconciliation of net loss to net cash provided by operating activities:
(Income) loss from unconsolidated affiliate	(23)	38
Distributions from unconsolidated affiliate	30	17
Net cash provided by operating activities	30	17
Cash flows from financing activities:
Advances to affiliated company	(30)	(17)
Net cash used in financing activities	(30)	(17)
Change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—

	Six Months Ended June 30,
	2019	2018
Supplemental disclosure of non-cash financing and investing activities:
Contribution of Sunoco LP common units from ETO	$255	$—

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Notes to Financial Statements
(unaudited)

1.	Operations and Organization:
ETC M-A Acquisition LLC, a Delaware limited liability company formed in August 2013, (the “Company”) is an indirect wholly-owned subsidiary of Energy Transfer Operating, L.P. (“ETO”).

2.	Summary of Significant Accounting Policies:
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
For purposes of these financial statements, the aggregate total of 26,200,809 Sunoco LP common units are presented as the investment in unconsolidated affiliate held by the Company as of June 30, 2019.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Cash
The Company considers cash and cash equivalents to include liquid investments with original maturities of three months or less.
Investment in Unconsolidated Affiliate
The Company owns an interest in Sunoco LP, which is accounted for by the equity method due to the affiliate relationship resulting from both entities being under the common control of ETO. The Company exercises significant influence over, but does not control, the investee’s operating and financial policies.
Fair Value of Financial Instruments
The carrying amounts recorded for advances to affiliated companies and accrued and other current liabilities in the financial statements approximate fair value because of the short-term maturity of the instruments.
3. Investment in Unconsolidated Affiliate:
On March 31, 2019, ETO contributed 15,710,865 Sunoco LP common units to the Company.
As of June 30, 2019 and December 31, 2018, the Company’s investment in unconsolidated affiliate consisted of 26,200,809 and 10,489,944 Sunoco LP common units, respectively. The Company's investment represented approximately 32% and 13% of the total outstanding Sunoco LP common units at June 30, 2019 and December 31, 2018, respectively.

4.	Commitments and Contingencies:
ETC M-A Acquisition LLC Guarantee of Sunoco LP Notes
In connection with previous transactions, the Company has guaranteed collection with respect to the payment of principal amounts of the following senior notes issued by Sunoco LP:
•$1 billion of 4.875% senior notes due 2023;
•$800 million of 5.5% senior notes due 2026; and
•$400 million of 5.875% senior notes due 2028.

Under the guarantee of collection, the Company would have the obligation to pay the principal of each series of notes once all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against Sunoco LP with respect to such payment obligation, and holders of the notes are still owed amounts in respect of the principal of such notes. The Company will not otherwise be subject to the covenants of the indenture governing the notes.